UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: July 2024

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

Pursuant to Section 2(d) of the Shareholders Agreement dated August 26, 2020 (the “Shareholders Agreement”), TotalEnergies SE, TotalEnergies Gaz & Electricité Holdings SAS and TotalEnergies Solar INTL SAS (together, “TotalEnergies”) no longer have a right to designate directors to the Board of Maxeon Solar Technologies, Ltd. (”Maxeon”) as TotalEnergies no longer Beneficially Owns (as such term is defined in the Shareholders Agreement) at least 10% of the outstanding Ordinary Shares of Maxeon. In light of this, on July 18, 2024, Nikita Taldykin and Alban d’Hautefeuille resigned from the Board of Directors of Maxeon (the “Board”) as designees of TotalEnergies. The Board does not intend to appoint any directors to fill these vacancies at this time.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

July 26, 2024	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer